UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35276 / July 2, 2024

In the Matter of

Carlyle Secured Lending, Inc.
Carlyle Credit Solutions, Inc.
TCG BDC SPV LLC
Carlyle Credit Solutions SPV LLC
Carlyle Credit Solutions SPV 2 LLC
Carlyle Tactical Private Credit Fund
Carlyle Alpinvest Private Markets Fund
Carlyle Credit Income Fund
Carlyle Direct Lending CLO 2015-1R LLC
Carlyle Secured Lending III
OCPC Credit Facility SPV LLC
Carlyle Global Credit Investment Management L.L.C.
CSL III Advisor, LLC
Carlyle CLO Management L.L.C.
MC UNI LLC
MC UNI Subsidiary LLC
MC UNI Subsidiary II (Blocker) LLC
CPC V, LP
CPC V SPV LLC
CDL 2018-1, L.L.C.
CDL 2018-1 SPV LLC
CDL 2018-2, L.P.
Carlyle Ontario Credit Partnership, L.P.
Carlyle Ontario Credit SLP L.L.C.
Carlyle Ontario Credit Special Limited Partner, L.P.
Carlyle Skyline Credit Fund, L.P.
CDL 2020-3, L.L.C.
Carlyle CLO Fund, L.P.
Carlyle Global Market Strategies CLO 2012-3, Ltd.
Carlyle Global Market Strategies CLO 2012-4, Ltd.
Carlyle Global Market Strategies CLO 2013-1, Ltd.
Carlyle Global Market Strategies CLO 2013-2, Ltd.
Carlyle Global Market Strategies CLO 2013-3, Ltd.
Carlyle Global Market Strategies CLO 2013-4, Ltd.
Carlyle Global Market Strategies CLO 2014-1, Ltd.

Carlyle Global Market Strategies CLO 2014-2-R, Ltd.
Carlyle Global Market Strategies CLO 2014-3-R, Ltd.
Carlyle Global Market Strategies CLO 2014-4-R, Ltd.
Carlyle Global Market Strategies CLO 2014-5, Ltd.
Carlyle Global Market Strategies CLO 2015-1, Ltd.
Carlyle Global Market Strategies CLO 2015-3, Ltd.
Carlyle Global Market Strategies CLO 2015-4, Ltd.
Carlyle Global Market Strategies CLO 2015-5, Ltd.
Carlyle Global Market Strategies CLO 2016-1, Ltd.
Carlyle Global Market Strategies CLO 2016-2, Ltd.
Carlyle Global Market Strategies CLO 2016-3, Ltd.
Carlyle US CLO 2016-4, Ltd.
Carlyle US CLO 2017-1, Ltd.
Carlyle US CLO 2017-2, Ltd.
Carlyle US CLO 2017-3, Ltd.
Carlyle US CLO 2017-4, Ltd.
Carlyle US CLO 2017-5, Ltd.
Carlyle US CLO 2018-1, Ltd.
Carlyle US CLO 2018-2, Ltd.
Carlyle US CLO 2018-3, Ltd.
Carlyle US CLO 2018-4, Ltd.
Carlyle US CLO 2019-1, Ltd.
Carlyle US CLO 2019-2, Ltd.
Carlyle US CLO 2019-3, Ltd.
Carlyle US CLO 2019-4, Ltd.
Carlyle US CLO 2020-1, Ltd.
Carlyle US CLO 2021-1, Ltd.
Carlyle Structured Credit Fund, L.P.
Carlyle C17 CLO, Ltd.
Carlyle US CLO 2020-2, Ltd.
Carlyle US CLO 2021-2, Ltd.
Carlyle Structured Credit Coinvestment, L.P.
Carlyle Energy Mezzanine Opportunities Fund II, L.P.
Carlyle Energy Mezzanine Opportunities Fund II-A, L.P.
CEMOF II Coinvestment, L.P.
CEMOF II Master Co-Investment Partners, L.P.
CEMOF II Master Co-Investment Partners AIV One, L.P.
CEMOF II Master Co-Investment Partners AIV, L.P.
CEMOF-A Coinvestment Partners, L.P.
CEMOF II AIV, L.P.
CEMOF II AIV One, L.P.
CEMOF II AIV Two, L.P.
CEMOF II AIV Three, L.P.
CEMOF II AIV Four, L.P.
CEMOF II-A AIV, L.P.
CEMOF II-A AIV One, L.P.

CEMOF II-A AIV Two, L.P.
CEMOF II-A AIV Three, L.P.
CEMOF II-A AIV Four, L.P.
CEMOF II Offshore Investors, L.P.
Carlyle Credit Opportunities Fund (Parallel), L.P.
Carlyle Credit Opportunities Fund, L.P.
CCOF Cayman, L.P.
CCOF Co-Investment, L.P.
CCOF North Co-Investment, L.P.
Carlyle Credit Opportunities Fund Note Issuer, L.P.
Carlyle Credit Opportunities Fund (Parallel) Note Issuer, L.P.
CCOF Gem Co-Investment, L.P.
CCOF Master Cayman Gem Co-Investment, Ltd.
CCOF Onshore Co-Borrower LLC
CCOF Master Cayman, Ltd.
CCOF S.à r.l.
CCOF Master S.à r.l.
CCOF SPV I S.à r.l.
CCOF Master Co-Investment S.à r.l.
CCOF Co-Investment S.à r.l.
CCOF Main SPV, L.P.
Carlyle Tango Re Credit, L.P.
Carlyle Credit Opportunities Fund II, L.P.
Carlyle Credit Opportunities Fund (Parallel) II, SCSp
Carlyle Credit Opportunities Fund II Note Issuer, L.P.
CCOF II Lux Feeder, SCSp
Carlyle Credit Opportunities Fund (Parallel) II Note Issuer, L.P.
CCOF II Co-Investment, L.P.
CCOF II Master, L.P.
CCOF II Master Cayman, Ltd.
CCOF II Onshore SPV, L.P.
CCOF II Master S.à r.l.
CCOF II SPV S.à r.l.
CCOF Master, L.P.
CCOF Parallel AIV, L.P.
CCOF Parallel AIV Investors, L.L.C.
Carlyle Strategic Partners IV, L.P.
CSP IV Coinvestment, L.P.
CSP IV Coinvestment (Cayman), L.P.
CSP IV (Cayman 1), L.P.
CSP IV Acquisitions, L.P.
CSP IV S-1 AIV, L.P.
CSP IV S-1A AIV, L.P.
CSP IV S-1B AIV, L.P.
CREDIT Acquisitions (Cayman-3), L.P.
CSP IV ARF (Cayman 3), L.P.

CSP IV (Cayman 2), L.P.
CSP IV (Cayman 3), L.P.
Carlyle Clover Partners, L.P.
Carlyle Clover Partners 2, L.P.
Carlyle Revolving Loan Fund, L.P.
CREV Coinvestment, L.P.
CREV Cayman, L.P.
Clover Financing SPV, L.P.
Carlyle Infrastructure Credit Fund, L.P.
Carlyle Bravo Opportunistic Credit Partnership, L.P.
Carlyle Bravo Opportunistic Credit Feeder, L.P.
CELF Advisors LLP
CIC Advisors LLP
Carlyle Euro CLO 2013-1 DAC
Carlyle Global Market Strategies Euro CLO 2014-1 DAC
Carlyle Global Market Strategies Euro CLO 2014-2 DAC
Carlyle Global Market Strategies Euro CLO 2014-3 DAC
Carlyle Global Market Strategies Euro CLO 2015-1 DAC
Carlyle Global Market Strategies Euro CLO 2015-2 DAC
Carlyle Global Market Strategies Euro CLO 2015-3 DAC
Carlyle Global Market Strategies Euro CLO 2016-1 DAC
Carlyle Global Market Strategies Euro CLO 2016-2 DAC
Carlyle Euro CLO 2017-1 DAC
Carlyle Euro CLO 2017-2 DAC
Carlyle Euro CLO 2017-3 DAC
Carlyle Euro CLO 2018-1 DAC
Carlyle Euro CLO 2018-2 DAC
Carlyle Euro CLO 2019-1 DAC
Carlyle Euro CLO 2019-2 DAC
Carlyle Euro CLO 2020-1 DAC
Carlyle Euro CLO 2020-2 DAC
Carlyle Euro CLO 2021-1 DAC
Carlyle Euro CLO 2021-2 DAC
Carlyle Euro CLO 2021-3 DAC
Carlyle US CLO 2021-3S, LTD.
Carlyle US CLO 2021-4, LTD.
Carlyle US CLO 2021-5, LTD.
Carlyle US CLO 2021-6, LTD.
Carlyle US CLO 2021-7, LTD.
Carlyle US CLO 2021-8, LTD.
Carlyle US CLO 2021-10, LTD.
Carlyle US CLO 2021-9, LTD.
Carlyle US CLO 2021-11, LTD.
Carlyle US CLO 2022-1, LTD.
Carlyle US CLO 2022-2, LTD.
Carlyle US CLO 2023-3, LTD.

CICF Coinvestment, L.P.
Carlyle Infrastructure Credit Fund Note Issuer, L.P.
CICF Lux Feeder, SCSP
Carlyle Credit Opportunities Fund (Parallel) AIV, L.P.
Carlyle Credit Opportunities Fund (Parallel) Investors, L.P.
Carlyle Credit Opportunities Fund (Parallel) AIV 2, L.P.
Carlyle Credit Opportunities Fund (Parallel) AIV Investors 2, L.P.
Carlyle Credit Opportunities Fund (Parallel) AIV 3, L.P.
Carlyle Credit Opportunities Fund (Parallel) AIV 4, L.P.
Carlyle Credit Opportunities Fund (Parallel) AIV Investors 3, L.L.C.
Carlyle Credit Opportunities Fund (Parallel) AIV Investors 4, LLC
Carlyle Credit Opportunities Fund (Parallel) II AIV 3, L.P.
Carlyle Credit Opportunities Fund (Parallel) II AIV 4, L.P.
Carlyle Credit Opportunities Fund (Parallel) II AIV Investors 3, LLC
Project Mediaco, L.P.
Carlyle Bravo Credit Investor, LLC
Project Harmony, L.P.
Carlyle Credit Opportunities Fund (Parallel) II AIV 2, SCSP
Carlyle Credit Opportunities Fund (Parallel) II AIV, SCSP
CCOF II Parallel AIV Investors, SCSP
Carlyle Credit Opportunities Fund (Parallel) AIV Holdings, L.P.
Carlyle Credit Opportunities Fund (Parallel) II AIV 2 Holdings, L.P.
Carlyle Spinnaker Partners 2, L.P.
Carlyle Spinnaker Partners 2 Main, L.P.
Carlyle Credit Opportunities Fund II-N, L.P.
Carlyle Credit Opportunities Fund II-N Main, L.P.
Carlyle Revolving Loan Fund II, L.P.
CREV II Cayman, L.P., Carlyle Direct Lending Fund (Levered), L.P.
Carlyle Direct Lending Fund, L.P.
Carlyle Falcon Structured Solutions, L.L.C.
Carlyle Aurora Infrastructure Credit Partners, L.P.
Carlyle Infrastructure Credit Fund (Levered), L.P.
CREV II Coinvestment, L.P.
Carlyle Ontario Credit Partnership Direct Lending SPV, L.P.
Carlyle Skyline Credit Fund AIV, L.P.
CCOF II Parallel Irving AIV Investors (Lux), SCSP
CCOF II Lux Feeder Irving AIV, SCSP
CCOF II Parallel Irving AIV Investors (DE), L.L.C.
Carlyle Credit Opportunities Fund (Parallel) II Irving AIV 2, L.P.
Carlyle Credit Opportunities Fund (Parallel) II Irving AIV, L.P.
CSP IV Brawn AIV, L.P.
CSP IV Coinvest Brawn Investors, L.P.
CSP IV Coinvest Brawn, L.P.
CSP IV (Parallel) AIV I, L.P.
CSP IV Credit Investor, LLC
Brawn Coinvest Electing Investors, L.P.

Carlyle Tango Re Credit Splitter, L.P.
Carlyle Cedar Infrastructure Credit Partners, L.P.
Carlyle Aurora Revolving Loan Fund, L.P.
Carlyle Direct Lending Drawdown Clo 2022-1 Partnership, L.P.
Carlyle US CLO 2022-F, LTD.
Carlyle US CLO 2022-3, LTD.
Carlyle US CLO 2022-H, LTD.
CBAM 2017-1, LTD.
CBAM 2017-2, LTD.
CBAM 2017-3, LTD.
CBAM 2017-4, L.L.C.
CBAM 2017-4, LTD.
CBAM 2018-5, LTD.
CBAM 2018-6, LTD.
CBAM 2018-7, LTD.
CBAM 2018-8, LTD.
CBAM 2019-9, LTD.
CBAM 2019-10, LTD.
CBAM 2019-11R, LTD.
CBAM 2020-12, LTD.
CBAM 2020-13, LLC
CBAM 2020-13, LTD.
CBAM 2021-14, LTD.
CBAM 2021-15, LLC
Carlyle Credit Opportunities Fund III, L.P.
Carlyle Credit Opportunities Fund III (Parallel), SCSP
Carlyle Credit Opportunities Fund III Plus, L.P.
Carlyle Credit Opportunities Fund III Plus (Parallel), SCSP
CFLEX EU Holdings, S.À R.L., CDL JUNIPD, L.P.
Carlyle Flexible Credit Opportunities Fund, L.P.
Carlyle Flexible Credit Opportunities Fund (Parallel), L.P.
CFLEX Holdings I, L.P.
CFLEX Holdings II, L.P.
CFLEX SUB (Parallel), L.P.
Carlyle Private Markets S.A. SICAV-RAIF
CCOF II Private Investors Feeder, L.P.
CCOF II (Parallel) Pastry Feeder AIV, L.P.
CCOF II (Parallel) Pastry AIV, L.P.
CCOF II-G Pastry AIV, L.P.
Carlyle Spinnaker Pastry AIV, L.P.
CCOF II-N Pastry AIV, L.P.
CCOF III (Parallel) Onshore Investors B AIV, L.P.
CCOF III (Parallel) Offshore Investors A AIV, L.P.
CCOF III (Parallel) Offshore Investors B AIV, L.P.
CCOF III (Parallel) Pastry Feeder AIV, L.P.
CCOF III Pastry Aggregator L.P.

CCOF III (Parallel) Pastry AIV, L.P.
CCOF III (Parallel) Onshore Investors A AIV, L.P.
CCOF Alera Aggregator, L.P.
CCOF III (Parallel) Litmus Feeder AIV, L.P.
CCOF III (Parallel) Litmus AIV, L.P.
CCOF III Litmus Aggregator, L.P.
CCOF II Parallel Litmus AIV Investors 3, LLC
Carlyle Infrastructure Credit Fund II, L.P.
Carlyle Diversified Private Investments Equity Feeder, L.P.
CDPI Co-Investment, L.P.
Carlyle Diversified Private Investments, L.P.
Carlyle Diversified Private Investments Insurance Feeder, L.P.
Carlyle Asset Finance, L.P.
CCOF SMA Pastry AIV Investors A, LLC
CCOF SMA Pastry AIV Investors B, LLC
CCOF III (Parallel) Pastry AIV Investors A, LLC
CCOF II (Parallel) Pastry AIV Investors A, LLC
CCOF III (Parallel) Pastry AIV Investors B, LLC
CSS MH 2023-1 Trust
CSS MH 2023-1 LLC
CCOF III PSV Co-Investment, L.P.
Carlyle Credit Opportunities Fund III Private Securitization Vehicle Feeder, L.P.
Carlyle Credit Opportunities Fund III Private Securitization Vehicle Borrower, L.P.
CFLEX Levered Sub, L.L.C.
CFLEX Holdings II SPV, L.P.
CFLEX Holdings I SPV, L.P.
CCOF III (Parallel) Litmus AIV Investors, LLC
CCOF III (Parallel) Litmus AIV Investors 2, LLC
CCOF III (Parallel) Litmus AIV Investors 3, LLC
Carlyle Asset Finance Co-Investment, L.P.
TCG Credit KFA Co-invest, LLC
CBAM CLO 2020-12 Blocker I LLC
CBAM CLO 2019-11R Blocker I LLC
CBAM CLO 2020-13 Blocker I LLC
CBAM CLO 2021-14 Blocker I LLC
CBAM CLO 2017-1 Blocker 3 (Delaware) LLC
CBAM CLO 2017-2 Blocker 3 (Delaware) LLC
CBAM CLO 2017-3 Blocker 3 (Delaware) LLC
CBAM CLO 2017-4 Blocker 3 (Delaware) LLC
CBAM CLO 2018-5 Blocker 3 (Delaware) LLC
CBAM CLO 2018-6 Blocker 3 (Delaware) LLC
CBAM CLO 2018-7 Blocker 3 (Delaware) LLC
CBAM CLO 2018-8 Blocker 3 (Delaware) LLC
CBAM CLO 2019-9 Blocker 3 (Delaware) LLC
CBAM CLO 2019-10 Blocker 3 (Delaware) LLC
CFLEX Investment Holdings, L.P.

Carlyle US CLO 2023-2, LTD.
CARLYLE US CLO 2022-1 - Blocker, LTD.
Carlyle US CLO 2022-2 - Blocker, LTD.
Carlyle US CLO 2022-3 - Blocker, LTD.
Carlyle US CLO 2022-4 - Blocker, LTD.
Carlyle US CLO 2022-5 - Blocker, LTD.
Carlyle US CLO 2022-6 - Blocker, LTD.
Carlyle US CLO 2023-1, LLC
Carlyle US CLO 2023-A, LTD.
Carlyle Charlie Opportunistic Credit Feeder, L.P.
AlpInvest CO-INVESTMENT FUND (OFFSHORE) VIII, L.P.
ALP L GLOBAL PE SMA FUND, L.P.
AlpInvest Access Fund III, L.P.
AlpInvest Secondaries Fund (Offshore) VII, L.P.
AlpInvest Finance Street II, L.P.
AlpInvest GRIO Fund, L.P.
AlpInvest PEP Secondary Fund 2021, L.P.
AlpInvest SIG Fund, L.P.
AlpInvest Spire Fund, L.P.
ASF VII Access Sidecar, L.P.
ASF VII G Sidecar, L.P.
ASF VII Pacific Sidecar, L.P.
Cendana I, L.P.
AlpInvest Co-Investment Fund (Onshore) VIII, L.P.
AlpInvest Secondaries Fund (Onshore) VII, L.P.
AlpInvest Access Fund II, L.P.
AlpInvest Access Fund II-A, L.P.
AlpInvest C Fund II, L.P.
AlpInvest C Fund, L.P.
AlpInvest HLI Fund, L.P.
AlpInvest Chesapeake SCF I, L.P.
AlpInvest Edison Fund, L.P.
AlpInvest Falcon SCF I, L.P.
AlpInvest Harvest Fund, L.P.
AlpInvest North Rush III, L.P.
AlpInvest WB SSMA, L.P.
HLI Strategic L.P.
AlpInvest Co-Investment Fund (Lux Master) VIII, SCSP
AlpInvest Co-Investment Fund (Lux Euro Master) VIII, SCSP
AlpInvest Secondaries Fund (Lux Master) VII, SCSP
AlpInvest Secondaries Fund (Lux Euro Master) VII, SCSP
AlpInvest Generali Secondary II SCSP-RAIF
AJ II Fund C.V.
AlpInvest Partners Primary Fund Investments 2020 II C.V.
AlpInvest Partners Secondary Investments 2020/2021 I C.V.
AlpInvest PM Fund C.V.

AP P C.V.
GGG Fund II C.V.
AlpInvest Private Equity Investment Management, LLC
AlpInvest Atom Fund (Lux Master), SCSP
AlpInvest Atom Fund (Offshore), L.P.
AlpInvest Atom Fund (Onshore), L.P.
AlpInvest PEP Secondary Fund 2022, L.P.
AlpInvest PSS Fund II, L.P.
AlpInvest Phoenix SCF I, L.P.
Top Castle Sidecar VII, L.P.
AlpInvest Indigo I CI, L.P.
AlpInvest Indigo SCF I, L.P.
AlpInvest CWS Fund, SCSP
AlpInvest Generali SCA, SICAV-RAIF
AP KP Fund II SCSP
AP M C.V.
AP M Co-Investment II C.V.
AP M Secondaries C.V.
AlpInvest PG 2022 Fund C.V.
ASP Aspire (Cayman), L.P.
ASP Matrix III, L.P.
AlpInvest HLI II Fund, L.P.
AlpInvest N Fund, L.P.
AP P II C.V.
AlpInvest Co-Investment Fund (Onshore) IX, L.P.
AlpInvest Co-Investment Fund (Offshore) IX, L.P.
AlpInvest Co-Investment Fund (Lux Master) IX, SCSP
AlpInvest Co-Investment Fund (Lux Euro Master) IX, SCSP
Carlyle CLO Partners, L.P.
Carlyle Credit Opportunities CRHQ, SCSp
Carlyle Structured Solutions G Co-Invest, L.P.
Carlyle Infrastructure Credit Fund II (Parallel), S.C.Sp.
Carlyle Infrastructure Credit Fund II (Levered), L.P.
Carlyle US CLO 2023-C, LTD.
Carlyle US CLO 2023-5, LTD.
Carlyle US CLO 2023-E, LTD.
Carlyle US CLO 2024-A, LTD.
Carlyle US CLO 2024-B, LTD.
TCG Capital Markets L.L.C.
TCG Senior Funding L.L.C.
AlpInvest Atom Fund (Offshore) II, L.P.
AlpInvest Atom Fund (Onshore) II, L.P.
ASF VIII Sidecar, L.P.
AlpInvest Secondaries Fund (Offshore) VIII, L.P.
AlpInvest Secondaries Fund (Onshore) VIII, L.P.
AlpInvest Indigo II CI, L.P.

AlpInvest CWS Fund III C.V.
AAF CI-A, L.P.
AlpInvest Corient Fund, L.P.
ASP Grove, L.P.
ASP Jordan, L.P.
ASP Martin, L.P.
ASP Oyster, L.P.
AlpInvest GRIO Fund II, L.P.
AlpInvest RedC Fund, L.P.
AlpInvest Secondaries Merlion Fund, L.P.
AlpInvest SIG II Fund, L.P.
AlpInvest Victoria Growth Portfolio, L.P.

One Vanderbilt Avenue
Suite 3400
New York, NY 10017

(812-15275)

ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT

Carlyle Secured Lending, Inc., et al. filed an application on October 20, 2021, and amendments to the application on May 18, 2022, December 27, 2022, September 15, 2023, November 9, 2023, March 19, 2024, May 14, 2024, and June 6, 2024, requesting an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act. The requested order would permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act. In particular, the order would permit certain business development companies and closed-end management investment companies (collectively, the "Regulated Funds") to co-invest in portfolio companies with each other and with certain affiliated investment entities.

On June 6, 2024, a notice of the filing of the application was issued (Investment Company Act Release No. 35215). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that participation by the Regulated Funds in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by Carlyle Secured Lending, Inc., et al. (File No. 812-15275) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,
Assistant Secretary